Exhibit 99.1

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2023	2024	2024

	RMB	RMB	USD
CURRENT ASSETS:
Cash and cash equivalents	7,081,937	62,636,592	8,619,082
Accounts receivable	7,819,344	9,398,484	1,293,274
Deferred IPO costs	7,869,926	—	—
Prepayment and other current assets	34,151	946,358	130,223
Due from related parties	8,000	20,000	2,752
TOTAL CURRENT ASSETS	22,813,358	73,001,434	10,045,331
Non-current assets
Property and equipment, net	160,303	91,080	12,533
Intangible assets, net	1,989,722	1,977,254	272,079
Right-of-use assets – operating lease	200,539	102,973	14,170
Other long-term assets	67,757	21,450	2,952
TOTAL ASSETS	25,231,679	75,194,191	10,347,065
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	3,000,000	2,000,000	275,209
Accounts payable	1,553	26,278	3,616
Payroll payables	676,618	938,892	129,196
Other payables	591,562	542,359	74,631
Deferred revenue	58,293	-	-
Operating lease liabilities – current	152,539	93,652	12,887
Taxes payable	2,929,371	3,942,801	542,547
Due to related parties.	—	19,300	2,656
TOTAL CURRENT LIABILITIES	7,409,936	7,563,282	1,040,742
Long-term loans – non-current portion	—	—	—
Operating lease liabilities – long-term	—	—	—
TOTAL LIABILITIES	7,409,936	7,563,282	1,040,742
COMMITMENTS AND CONTINGENCIES EQUITY:
Ordinary shares, US$0.01 par value, 200,000,000 shares authorized, 22,235,471 and 24,535,471 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	1,542,964	1,709,070	245,355
Additional paid-in capital	2,729,084	50,147,911	6,900,582
Statutory reserves	1,494,652	2,012,007	276,861
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Subscription receivable	—	(3,270,240)	(450,000)
Retained earnings	13,451,868	18,108,060	2,491,752
Accumulated other comprehensive income	—	275,347	37,747
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	17,675,604	67,439,191	9,297,942
NON-CONTROLLING INTERESTS	146,139	191,718	26,381
TOTAL EQUITY	17,821,743	67,630,909	9,306,323
TOTAL LIABILITIES AND EQUITY	25,231,679	75,194,191	10,347,065

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2023	2024	2024

	RMB	RMB	USD
Revenue – third parties	6,673,176	8,921,488	1,227,638
Revenue – related party	853,089	—	—
Revenue	7,526,265	8,921,488	1,227,638
COSTS AND EXPENSES
Direct cost of revenue	430,353	400,313	55,085
Selling expenses	235,231	259,040	35,645
General and administrative expenses	1,099,705	1,550,235	213,319
Research and development expenses	188,510	213,122	29,327
Total costs and expenses	1,953,799	2,422,710	333,376
INCOME FROM OPERATIONS	5,572,466	6,498,778	894,262
OTHER INCOME (EXPENSES)
Interest income	516	15,639	2,152
Interest expense	(32,492)	(49,642)	(6,831)
Other loss, net	(173,577)	(288,050)	(39,637)
Total other expenses, net	(205,553)	(322,053)	(44,316)
INCOME BEFORE INCOME TAXES	5,366,913	6,176,725	849,946
INCOME TAXES PROVISION	784,961	957,599	131,770
NET INCOME	4,581,952	5,219,126	718,176
Less: net income attributable to non-controlling interest	37,572	45,579	6,272
NET INCOME ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	4,544,380	5,173,547	711,904

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	—	275,347	37,889
TOTAL COMPREHENSIVE INCOME	4,581,952	5,494,473	756,065
Less: comprehensive income attributable to non-controlling interest	37,572	45,579	6,272
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	4,544,380	5,448,894	749,793
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	0.20	0.21	0.03
Weighted average number of shares outstanding
Basic and diluted	22,235,471	24,535,471	24,535,471